The Fauquier Bank

Making your financial life easier


03056932

101 Years

Est. 1902

2002 Annual Report

Fauquier Bankshares, Inc.

Fauquier Bankshares, Inc.

PURPOSE STATEMENT

Making your financial life easier.

VISION STATEMENT

Fauquier Bankshares, Inc. is an independent, customer focused, community resource led by a high performance sales team. We are professional financial advisors delivering customized investment, credit, fiduciary, insurance, and banking services 24 hours a day, 7 days a week.

Our net earnings consistently average in the 75-80 percentile as compared with our national peer group. This performance is driven by growth in our traditional banking and wealth management activities integrated with the fuller range of financial services, in Fauquier County, western Prince William County, and neighboring markets.

CONTENTS

Fauquier Bankshares, Inc.

C. Hunton Tiffany
Chairman, President & CEO

Randy K. Ferrell
Senior Vice President

Eric P. Graap
Senior Vice President &
Chief Financial Officer

Gary R. Shook
Senior Vice President

H. Frances Stringfellow
Corporate Secretary

Fauquier Bankshares, Inc.
Board Of Directors

Alex G. Green, Jr.
Stanley C. Haworth
Douglas C. Larson
C.H. Lawrence, Jr.
D. Harcourt Lees, Jr.
Randolph T. Minter
Brian S. Montgomery
H. P. Neale
Pat. H. Nevill
John J. Norman, Jr.
Henry M. Ross
H. Frances Stringfellow
C. Hunton Tiffany

The Fauquier Bank
Subsidiary of Fauquier Bankshares
Board Of Directors

John B. Adams, Jr.
Randy K. Ferrell
Alex G. Green, Jr.
Stanley C. Haworth
Douglas C. Larson
C.H. Lawrence, Jr.
D. Harcourt Lees, Jr.
Randolph T. Minter
Brian S. Montgomery
H. P. Neale
Pat. H. Nevill
John J. Norman, Jr.
Henry M. Ross, Vice Chairman
H. Frances Stringfellow
C. Hunton Tiffany, Chairman

Executive Officers

C. Hunton Tiffany
Chairman &
Chief Executive Officer

Randy K. Ferrell
President &
Chief Operating Officer

Mark A. Debes
Senior Vice President
Retail Banking & Marketing

Rosanne T. Gorkowski
Senior Vice President
Human Resources & Admin.

Eric P. Graap
Senior Vice President &
Chief Financial Officer

Gary R. Shook
Senior Vice President
Wealth Management Services

TFB Wealth Management Services *(A Division of The Fauquier Bank)*

Gary R. Shook
Senior Vice President
Senior Trust Officer

David E. Couk, Jr.
Vice President
Investment Services

Katharine C. DiGiulian
Vice President
Trust Officer

Sally C. Marks
Vice President
Trust Officer

Colleen M. Dawson
Asst. Vice President
Financial Consultant

Nathan S. Gilbert
Financial Consultant

Branch Offices

Mark A. Debes
Senior Vice President

Krista W. Tucker
Vice President
Personal Banker

Ellen H. Winston
Vice President
Personal Banker

Main Office
Warrenton, Va.
Vickie P. Dingus
Hub Manager

View Tree Office
Warrenton, Va.
Alice L. Brown
Branch Mgr.

The Plains Office
The Plains, Va.
Barbara S. Parr
Branch Mgr.

New Baltimore Office
New Baltimore, Va.
Carol S. Christy
Branch Mgr.

Telephone Banking Center
Denise M. Roach
Warrenton, Va.

Sudley Road Office
Riza G. Walker
Branch Mgr.

Old Town Manassas Office
Carol A. Morgan
HUB Manager

Catlett Office
Peggy S. White
Branch Mgr.

TFB Lending Division

Jeffrey A. Sisson
Vice President
Chief Lending Officer

Gloria J. Bowman
Vice President
Mortgage Lender

Jon D. Peavley
Vice President
Commercial Lender

Robert W. Sylcox
Vice President
Commercial Lender

Carol D. Will
Asst. Vice President
Consumer Lender

Mary Ann Andrews
Officer
Mortgage Originator


Hunton Tiffany and Randy Ferrell

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to provide you this report on the progress of your investment in Fauquier Bankshares, Inc. (NASDAQ SmallCap: FBSS). Following the pattern of previous years, 2002 was one of growth in profitability and continued commitment to remaining an independent, customer focused community resource working to make each client's financial life easier.

In February 2002, we entered our 101st year of operation as the only locally owned, independent Bank serving our marketplace.

FINANCIAL HIGHLIGHTS

- Net Income was $3.9 million in 2002, an increase of 11.8% from $3.5 million in 2001. On a per share basis, earnings increased on a fully diluted per share basis over 12.8%, to $1.14 per share in 2002 compared with $1.01 per share in 2001. Return on average equity and return on average assets were 15.74% and 1.29%, respectively, compared with 14.73% and 1.28% in 2001.

- Bank deposit and loan growth continued in 2002. Total deposits rose by $29.9 million, or nearly 12.3% from 2001 to 2002. Total loans, net of allowance for loan losses, grew $6.2 million, or 3% over the same time period.

- Credit quality remained strong, evidenced by a 0.14% net charge-off to total loan ratio. At December 31, 2002, non-performing assets represented only 0.39% of total loans.

- Assets managed by TFB Wealth Management Services, a division of The Fauquier Bank, grew nearly 13%, to $171 million in 2002.

- The Company's capital strength continued to be deemed "well-capitalized" by the regulators. Fauquier Bankshares, Inc.'s leverage, tier 1 risk-based, and total capital risk-based ratios were 9.35%, 14.26% and 15.52%, respectively, at December 31, 2002.

- Your cash dividend for 2002 was $0.41 per share, an increase of nearly 14% from 2001.

Strategic Alignment And Direction

In January 2003, The Fauquier Bank named Randy K. Ferrell chief executive officer to become effective on June 1st. Ferrell's promotion marks the latest step in a multi-year transition the bank has planned at the management level. The Fauquier Bank's strategic growth initiatives include plans to open a full service office in Bealeton during the third quarter of 2003. The recent announcement of the last major Virginia bank being acquired by an out-of-state entity was significant in our marketplace. It enhances our competitive edge, which comes with being the premier locally owned, independent provider of banking and wealth management services.

In May, your company announced a two-for-one split of its common stock in the form of a 100 percent stock dividend. Our stock repurchase program continued during the year 2002, with the result the company bought back 54,259 shares at an average price of $19.36, or 77,394 shares at an average price of $13.57 if adjusted to reflect the 100 percent stock dividend.

Moreover, 2002 continued to be a growth year for TFB Wealth Management Services, with assets under our care growing to a record $171 million as of December 31, 2002. While the overall downturn in the capital markets affected all financial services providers, we are encouraged by the individual investors' desire to seek investment advice from local providers. For 2003, the registration and training of 15 retail banking associates remains a priority so they become more fully qualified to explore our customers financial needs. Additionally, we will continue to enhance our name recognition within The Fauquier Bank's primary market place through media as well as customer focused direct marketing initiatives.

Disaster recovery planning continued to be refined and tested to ensure business continuity, safety and soundness in all organizational activity. Going hand in hand with our disaster recovery plans was the addition of a former FBI agent as our director of security. The change in the global environment and circumstances necessitated our increased focus on these very important functions.

Your company remains well positioned to continue the successful pursuit of our vision – that of a high performance, independent, customer focused community resource. On behalf of your Board of Directors, management and associates, we sincerely thank you for your continued loyalty and support. We remain committed to *Making Your Financial Life Easier* as Fauquier Bankshares looks toward another prosperous year.

Sincerely,



C. Hunton Tiffany
Chairman, President & CEO
Fauquier Bankshares, Inc.
Chairman & CEO
The Fauquier Bank



Randy K. Ferrell
Senior Vice President
Fauquier Bankshares, Inc.
President & COO
The Fauquier Bank


Earnings per Share
Dollars
1.50
1.25
1.00
0.75
0.50
0.25
0.00
1998
1999
2000
2001
2002


Dividends per Share
Dollars
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1998
1999
2000
2001
2002


Return on Equity
Percent
20
15
10
5
0
1998
1999
2000
2001
2002


Return on Assets
Percent
2.00
1.50
1.00
0.50
0.00
1998
1999
2000
2001
2002


Assets
Millions of Dollars
400
300
200
100
0
1998
1999
2000
2001
2002


Wealth Management Services
$152
$171
$705
$694
2001
2002
Assets (Millions)
2001
2002
Revenue (Thousands)

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and accompanying notes included elsewhere in this report. The historical results are not necessarily indicative of results to be expected for any future period.

SELECTED FINANCIAL DATA

	At and for the Year Ended December 31,				
(Dollars in thousands, except per share data)	2002	2001	2000	1999	1998
EARNINGS STATEMENT DATA:					
Interest income	$ 19,496	$ 19,785	$ 18,002	$ 17,129	$ 15,024
Interest expense	5,082	7,221	6,084	6,043	5,519
Net interest income	14,414	12,564	11,918	11,086	9,505
Provision for loan losses	346	350	457	695	535
Net interest income after provision for loan losses	14,068	12,214	11,461	10,391	8,970
Noninterest income	3,866	3,836	2,842	2,433	2,202
Securities gains (losses)	34	-	(111)	-	17
Noninterest expense	12,296	10,938	9,665	9,023	7,708
Income before income taxes	5,672	5,112	4,527	3,801	3,481
Income taxes	1,742	1,597	1,430	1,162	1,039
Net income	$ 3,930	$ 3,515	$ 3,097	$ 2,639	$ 2,442
PER SHARE DATA: (1)					
Net income per share, basic	$ 1.18	$ 1.03	$ 0.88	$ 0.73	$ 0.66
Net income per share, diluted	1.14	1.01	0.88	0.73	0.65
Cash dividends	0.41	0.36	0.32	0.28	0.225
Book value at period end	8.00	7.21	6.55	5.98	5.76
Average basic shares outstanding	3,312,084	3,406,866	3,510,364	3,604,330	3,714,564
Average diluted shares outstanding	3,460,128	3,473,696	3,533,546	3,636,264	3,751,282
BALANCE SHEET DATA:					
Total assets	$ 321,499	$ 285,202	$ 249,855	$ 233,208	$ 220,026
Loans, net	213,698	207,453	197,879	181,503	162,272
Investment securities	71,737	36,908	16,956	18,779	22,791
Deposits	273,668	243,747	212,103	187,273	179,217
Shareholders' equity	26,431	24,157	22,419	21,204	21,177
PERFORMANCE RATIOS:					
Net interest margin(2)	5.24%	5.02%	5.56%	5.35%	5.35%
Return on average assets	1.29%	1.28%	1.32%	1.14%	1.21%
Return on average equity	15.74%	14.73%	14.13%	12.50%	11.60%
Dividend payout	34.51%	34.76%	36.09%	34.34%	34.10%
Efficiency ratio(3)	66.44%	65.78%	64.69%	63.51%	65.90%
ASSET QUALITY RATIOS:					
Allowance for loan losses to period end loans, net	1.34%	1.36%	1.27%	1.24%	1.13%
Nonperforming loans to allowance for loan losses	29.20%	31.96%	4.74%	5.49%	35.96%
Non-performing assets to period end loans and other real estate owned	0.39%	0.43%	0.06%	0.07%	0.44%
Net charge-offs to average loans	0.14%	0.02%	0.10%	0.15%	0.23%
CAPITAL AND LIQUIDITY RATIOS:					
Leverage	9.35%	8.30%	9.13%	8.80%	9.70%
Risk based capital ratios:					
Tier 1 capital	14.26%	12.00%	11.96%	12.20%	13.10%
Total capital	15.52%	13.25%	13.21%	13.40%	14.30%

(1) Amounts have been restated to reflect a 100% stock dividend during 2002 and a two-for-one stock split in 1998.

(2) Net interest margin is calculated as fully taxable equivalent net interest income divided by average earning assets and represents the Corporation's net yield on its earning assets.

(3) Efficiency ratio is computed by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is qualified in its entirety by the more detailed information and the financial statements and accompanying notes appearing elsewhere in this Annual Report. In addition to the historical information contained herein, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on certain assumptions and describe future plans, strategies, and expectations of Fauquier Bankshares, Inc. (Bankshares) and are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" "may," "will" or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions, or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results, performances or achievements could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of The Fauquier Bank's ("TFB") loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements contained herein and you should not place undue reliance on such statements, which reflect our position as of the date of this report.

INTRODUCTION

This discussion is intended to focus on certain financial information regarding Bankshares and TFB. The purpose of this discussion is to provide the reader with a more thorough understanding of the financial statements. As such, this discussion should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere herein.

TFB provides a range of consumer and commercial banking services to individuals, businesses and industries. The deposits of TFB are insured up to applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Fund. The basic services offered by TFB include: demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, money orders, night depository, traveler's checks, cashier's checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, internet banking, and banking by mail. In addition, TFB makes secured and unsecured commercial and real estate loans, issues stand-by letters of credit and grants available credit for installment, unsecured and secured personal loans, residential mortgages and home equity loans, as well as automobile and other types of consumer financing. TFB provides automated teller machine ("ATM") cards, as a part of the Star and Plus ATM networks, thereby permitting customers to utilize the convenience of larger ATM networks.

TFB operates a Wealth Management Services ("WMS") division that began with the granting of trust powers to TFB in 1919. The WMS division provides personalized services that include investment management, trust, estate settlement, retirement, insurance, and brokerage services. During 2002, assets managed by WMS increased by $19.2 million to $171.3 million, or 12.7%, when compared with 2001, with revenue decreasing from $705,000 to $694,000 or 1.5%, over the same time period. The Fauquier Bank through its subsidiary Fauquier Bank Services, Inc. has equity ownership interests in Bankers Insurance, LLC, a Virginia independent insurance company, and Bankers Investments Group, LLC, a full service broker/dealer. Bankers Insurance consists of a consortium of 56 Virginia community bank owners and Bankers Investments Group is owned by 28 Virginia community banks. TFB recognized equity investment losses of $23,000 for Bankers Insurance and $14,000 for Bankers Investments Group in 2002 related to the start-up expenses of these businesses, which accounted for the year-to-year decline in WMS revenues.

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of Bankshares or TFB. Nor is management aware of any current recommendations by regulatory authorities that would have a material effect on liquidity, capital resources or operations. TFB's internal sources of such liquidity are deposits, loan repayments and securities available for sale. TFB's primary external source of liquidity is advances from the Federal Home Loan Bank ("FHLB") of Atlanta.

OVERVIEW

The reported results of Bankshares depend on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

Net income of $3.9 million in 2002 was a 11.8% increase from 2001 net income of $3.5 million. Earnings per share (EPS) on a fully diluted basis were $1.14 in 2002 compared to $1.01 in 2001. Profitability as measured by return on average equity increased from 14.7% in 2001 to 15.7% in 2002. Profitability as measured by return on average assets increased from 1.28% in 2001 to 1.29% in 2002.

On January 29, 2001, TFB recovered $358,000, net of taxes, or $0.10 per diluted share, from its insurance carrier for losses associated with a misappropriation of cash. Certain expenses associated with that misappropriation of cash reduced 2000 and 1999 earnings by $86,000 and $288,000, net of tax, respectively.

On December 6, 2001, earnings were reduced by $378,000 net of tax benefit, or $0.11 per diluted share, due to an expense associated with the early payoff of the FHLB of Atlanta advances. The restructuring of TFB's balance sheet through the early payoff of the FHLB of Atlanta borrowings resulted from the greater-than-anticipated success of TFB's retail deposit retention campaign. Deposits grew by $31.6 million, or 14.9%, from December 31, 2000 to December 31, 2001. The benefit of this restructuring strategy, in addition to increasing TFB's flexibility in its asset/liability management process, included the reduction of interest expense during 2002 and beyond. The realized and anticipated reduction in interest expense is projected to more than offset the one-time expense of the early payoff.

NET INTEREST INCOME. Total interest income decreased $289,000 or 1.5% to $19.5 million in 2002 from $19.8 million in 2001. This decrease was primarily due to the decrease in yield on interest-earning assets resulting from the declining market interest rates. Average loan balances increased from $208.8 million in 2001 to $215.7 million in 2002. The average yield on loans decreased to 8.05% in 2002 compared with 8.51% in 2001. Together, there was a $394,000 decrease in interest and fee income from loans for the year 2002 compared with year 2001 on a tax equivalent basis. Average investment security balances increased $24.3 million from $26.9 million in 2001 to $51.1 million in 2002, primarily due to the excess liquidity generated from retail deposit growth. The tax-equivalent average yield on investments declined from 5.84% in 2001 to 4.21% in 2002. Together, there was an increase in tax equivalent interest and dividend income on security investments of $585,000 or 37.3%, from $1.6 million in 2001 to $2.2 million in 2002. Average federal funds sold balances decreased $6.3 million from $18.8 million in 2001 to $12.5 million in 2002. The average yield on federal funds sold declined from 3.59% in 2001 to 1.58% in 2002. Together, there was a $479,000 decrease in federal funds sold income from 2001 to 2002.

Total interest expense decreased $2.1 million or 29.6% from 2001 to 2002 primarily due to the decrease in cost on interest-bearing deposits also resulting from the declining market interest rates. Average deposit balances grew $30.3 million, primarily in demand deposits and money market accounts. The average rate on interest-bearing liabilities decreased from 3.54% in 2001 to 2.25% in 2002. The average rate on certificates of deposit decreased from 5.57% in 2001 to 3.81% in 2002. Interest expense on FHLB of Atlanta advances decreased $252,000 from 2001 to 2002 due to the early repayment of advances in December 2001.

Net interest income for 2002 increased $1.8 million or 14.7% to $14.4 million for the year ended December 31, 2002 from $12.6 million for the year ended December 31, 2001. This increase resulted from an increase in total average earning assets from $254.6 million in 2001 to $279.5 million in 2002, and a 22 basis point improvement in the net interest margin. The percentage of average earning assets to total assets decreased in 2002 to 92.0% from 93.0% in 2001. TFB's net interest margin increased from 5.02% in 2001 to 5.24% in 2002.

Future trends regarding net interest income are dependent on the absolute level of market interest rates, the shape of the yield curve, the amount of lost income from non-performing assets, the amount of prepaying loans, the mix and amount of various deposit types, and many other factors, as well as the overall volume of interest-earning assets. These factors are individually difficult to predict, and when taken together, the uncertainty of future trends compounds. Based on management's current projections, net interest income may increase in 2003 as average interest-earning assets increase, but this may be offset in part or whole by a possible contraction in TFB's net interest margin resulting from economic market conditions.

PROVISION FOR LOAN LOSSES. The provision for loan losses was $346,000 for 2002 and $350,000 for 2001. The amount of the provision for loan loss for 2002 and 2001 was based upon management's continual evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the loan portfolio, trends in TFB's delinquent and non-performing loans, estimated values of collateral, and the impact of economic conditions on borrowers. During 2001, TFB refined its policies, guidelines, and methods for determining the allowance for loan losses, and allocating the allowance among various loan categories. Greater weight was given to the loss history by loan category, prolonged changes in portfolio delinquency trends by loan category, and changes in economic trends. There can be no assurances, however, that future losses will not exceed estimated amounts, or that increased amounts of provisions for loan losses will not be required in future periods.

NON-INTEREST INCOME. Total non-interest income increased by $64,000 from $3.8 million in 2001 to $3.9 million in 2002. Excluding the previously discussed non-loan charge-off insurance recovery of $542,000 before taxes during 2001, total other income increased by

$607,000, or 18.4%. Other income is derived primarily from non-interest fee income, which consists primarily of fiduciary and other Wealth Management fees, service charges on deposit accounts, and other fee income. In 2002, the increase was generated primarily from a $420,000 increase in service charges on deposit accounts. Major factors in the increase in service charges on deposit accounts were the impact of the 12.3% increase in TFB's deposit from year-end 2001 to year-end 2002, as well as management's focus on meeting the needs of its customers with new value-added, fee-based products.

NON-INTEREST EXPENSE. Total non-interest expenses increased $1.4 million, or 12.4% in 2002 from 2001. The primary component of the increase was an increase in salaries and employees' benefits of $1.0 million, or 21.3%, primarily due to the increase in full-time equivalent personnel from approximately 114 at year-end 2001 and 104 at year-end 2000 to 119 at year-end 2002, as well as customary annual salary increases. Significant increases in the defined-benefit pension plan expense and the cost of medical insurance benefits also added to increased salary and employees' benefit expense in 2002. The growth in personnel primarily reflects the expansion of the Wealth Management Services and Lending divisions, and the full year effect of the August 2001 opening of the Old Town-Manassas branch office. In addition, occupancy expenses increased $140,000, or 23.6%, from 2001 to 2002 primarily due to rent and other leasehold expenses associated with the full year effect of the Old Town-Manassas office, as well as the 2002 addition of administrative offices in Alexandria Pike, Warrenton. Furniture and equipment increased $188,000 or 21.8%, which correspond with the growth in occupancy expenses.

INCOME TAXES. Income tax expense increased by $145,000 for the year ended December 31, 2002 compared to the year ended December 31, 2001. The effective tax rates were 30.7% for 2002 and 31.2% for 2001. The effective tax rate differs from the statutory federal income tax rate of 34% due to TFB's investment in tax-exempt loans and securities.

The following table presents a quarterly summary of earnings for the last two years. In 2002, earnings exhibited an increasing profitability from recurring sources, primarily the result of the steady and continuous growth in net interest income and fees on deposits.

EARNINGS
(In Thousands)

	Three Months Ended 2002				Three Months Ended 2001			
	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Interest income	$ 4,951	$ 4,888	$ 4,954	$ 4,703	$ 4,962	$ 5,019	$ 5,003	$ 4,801
Interest expense	1,128	1,264	1,358	1,332	1,622	1,887	1,903	1,817
Net interest income	3,823	3,624	3,596	3,371	3,340	3,132	3,100	2,984
Provision for loan losses	93	65	94	94	75	75	100	100
Net interest income after provision for loan losses	3,730	3,559	3,502	3,277	3,265	3,057	3,000	2,884
Other income	1,096	999	877	928	946	873	754	1,263
Other expense	3,385	3,054	2,963	2,895	3,322	2,530	2,572	2,507
Income before income taxes	1,441	1,504	1,416	1,310	889	1,400	1,182	1,640
Income tax expense	426	473	444	398	269	443	371	513
Net income	$ 1,015	$ 1,031	$ 972	$ 912	$ 620	$ 957	$ 811	$ 1,127
Net income per share, basic (1)	$ 0.31	$ 0.31	$ 0.29	$ 0.27	$ 0.18	$ 0.28	$ 0.24	$ 0.33
Net income per share, diluted (1)	$ 0.29	$ 0.30	$ 0.28	$ 0.27	$ 0.17	$ 0.27	$ 0.24	$ 0.33

(1) Amounts have been restated to reflect a 100% stock dividend during 2002.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

Net income of $3.5 million in 2001 represented a 13.5% increase from 2000 net income of $3.1 million. Earnings per share (EPS) on a fully diluted basis were $1.01 in 2001 compared to $0.88 in 2000. Profitability as measured by return on average equity increased from 14.1% in 2000 to 14.7% in 2001. As discussed in more detail in the "Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001," on January 29, 2001, TFB recovered $358,000, net of taxes, or $0.10 per diluted share, from its insurance carrier for losses associated with the misappropriation of cash, and on December 6, 2001, earnings were reduced by $378,000 net of tax benefit, or $0.11 per diluted share, due to an expense associated with the early payoff of FHLB of Atlanta advances.

NET INTEREST INCOME. Total interest income grew $1.8 million or 9.9% to $19.8 million in 2001 from $18.0 million in 2000. This increase was primarily the result of growth in loan and investment security balances. Average loan balances increased from $193.4 million in 2000 to $208.8 million in 2001. The average yield on loans decreased to 8.51% in 2001 compared with 8.64% in 2000. Together, there was a $1.0 million increase in interest and fee income from loans for the year 2001 compared with year 2000. Average investment security balances increased $10.0 million from $16.9 million in 2000 to $26.9 million in 2001, primarily due to the excess liquidity generated from a retail deposit retention campaign. The tax-equivalent average yield on investments declined from 6.08% in 2000 to 5.84% in 2001. Together, there was an increase in interest and dividend income on security investments of $0.5 million or 54.7%, from $1.0 million in 2000 to $1.5 million in 2001.

Total interest expense increased $1.1 million or 18.7% from 2000 to 2001 primarily due to the growth in deposits. Average deposit balances grew $33.4 million, primarily in demand deposits and time certificates of deposit. The average rate on interest-bearing liabilities increased slightly from 3.52% in 2000 to 3.54% in 2001 due to the fourth quarter 2000 growth in higher rate certificates of deposit. The average rate on certificates of deposit increased from 5.11% in 2000 to 5.57% in 2001. During the fourth quarter of 2001, many of these higher rate certificates of deposit either repriced into lower rate certificates of deposit, or transferred into lower rate NOW, money market account, and savings account rates.

Net interest income for 2001 increased $645,000 or 5.4% to $12.6 million for the year ended December 31, 2001 from $11.9 million for the year ended December 31, 2000. This increase resulted from an increase in total average earning assets from $217.7 million in 2000 to $254.6 million in 2001, which offset the decline in the net interest margin. The percentage of average earning assets to total assets increased slightly in 2001 to 93.0% from 92.6%. TFB's net interest margin decreased from 5.56 % in 2000 to 5.02% in 2001.

PROVISION FOR LOAN LOSSES. The provision for loan losses was $350,000 for 2001 and $457,000 for 2000. The amount of the provision for loan loss for 2001 and 2000 was based upon management's continual evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the loan portfolio, trends in TFB's delinquent and non-performing loans, estimated values of collateral, and the impact of economic conditions on borrowers.

NON-INTEREST INCOME. Total non-interest income increased by $1.1 million from $2.7 million for 2000 to $3.8 million for 2001. Excluding the previously discussed non-loan charge-off insurance recovery of $542,000 before taxes, total other income increased by $563,000, or 20.6%. Other income is derived primarily from non-interest fee income, which consists primarily of fiduciary and other Wealth Management fees, service charges on deposit accounts, and other fee income. In 2001, the increase stemmed from a $106,000 increase in Wealth Management fees, and a $228,000 increase in service charges on deposit accounts. Major factors in the increase in service charges on deposit accounts were management's focus on meeting the needs of its customers with new value-added, fee-based products, as well as the impact of a 14.9% increase in TFB's deposit base from year-end 2000 to year-end 2001.

NON-INTEREST EXPENSE. Total non-interest expenses increased $1.3 million, or 13.2% in 2001 from 2000. The primary component of the increase was an increase in salaries and employees' benefits of $743,000, or 18.1%, primarily due to the increase in full-time equivalent personnel from approximately 104 at year-end 2000 to 114 at year-end 2001, as well as customary annual salary increases and increases in medical insurance benefits. The growth in personnel primarily reflects the expansion of the Wealth Management Services division and the August 2001 opening of the Old Town-Manassas branch office. In addition, occupancy expenses increased $125,000, or 26.7%, primarily due to rent and other leasehold expenses associated with the new Old Town-Manassas office. Other operating expenses increased from $4.3 million in 2000 to $4.6 million in 2001 due to the prepayment penalty of $573,000 associated with the repayment of FHLB of Atlanta advances offsetting the absence of investigation-related expenses as a result of the misappropriation of cash.

INCOME TAXES. Income tax expense increased by $167,000 for the year ended December 31, 2001 compared to the year ended December 31, 2000. The effective tax rates were 31.2% for 2001 and 31.6% for 2000. The effective tax rate differs from the statutory federal income tax rate of 34% due to TFB's investment in tax-exempt loans and securities.

COMPARISON OF DECEMBER 31, 2002 AND DECEMBER 31, 2001 FINANCIAL CONDITION

Total assets were $321.5 million at December 31, 2002, an increase of 12.7% or $36.3 million from $285.2 million at December 31, 2001. Balance sheet categories reflecting significant changes included investment securities, total loans, deposits, and capital securities. Each of these categories is discussed below.

INVESTMENT SECURITIES. Total investment securities were $71.7 million at December 31, 2002, reflecting an increase of $34.8 million from $36.9 million at December 31, 2001. The increase was the result of investing funds, generated by retail deposit growth, primarily into mortgage-backed securities with shorter-term durations of two to three years. At December 31, 2002 and 2001, all $36.9 million in investment securities were available for sale. The valuation allowance for the available for sale portfolio had an unrealized gain, net of tax, of $670,000 at December 31, 2002 compared with an unrealized gain, net of tax, of $227,000 at December 31, 2001.

LOANS. Total net loan balance after allowance for loan losses was $213.7 million at December 31, 2002, which represents an increase of $6.2 million or 3.0% from $207.5 million at December 31, 2001. The majority of the increase was in 1-4 family residential real estate loans, which increased $4.0 million from 2001 to 2002 and commercial and industrial loans, except those secured by real estate, which increased $5.2 million over the same time period. The growth in 1-4 family residential real estate loans and commercial and industrial loans was partially offset by the decrease in construction loans. TFB's loans are made primarily to customers located within TFB's primary market area.

DEPOSITS. For the year ended December 31, 2002, total deposits grew $29.9 million or 12.3% when compared with total deposits one year earlier. Noninterest-bearing deposits increased by $9.5 million and interest-bearing deposits increased by $20.4 million.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF SUBSIDIARY TRUST ("Capital Securities"). On March 26, 2002, Bankshares established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. Bankshares is using the offering proceeds for the purposes of expansion and the repurchase of additional shares of its common stock. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of Bankshares together do not exceed 25% of Tier 1 capital.

ASSET QUALITY

Non-performing loans, in most cases, consist of loans that are 90 days or more past due and for which the accrual of interest has been discontinued. Management evaluates all loans that are 90 days or more past due, as well as loans that have suffered financial distress, to determine if they should be placed on non-accrual status. Factors considered by management include the estimated value of collateral, if any, and other resources of the borrower that may be available to satisfy the delinquency.

Non-performing loans totaled approximately $850,000 or .39% of total loans at December 31, 2002, as compared with $913,000, or .43% of total loans at December 31, 2001. Non-performing loans as a percentage of the allowance for loan losses were 29.2% and 32.0% at December 31, 2002 and 2001, respectively.

Loans that were 90 days past due and accruing interest totaled $244,000 and $541,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, $198,000 of the $244,000 consisted of two loans secured by real estate. No loss is anticipated on these loans.

There are no loans, other than those disclosed above as either non-performing or impaired, where information known about the borrower has caused management to have serious doubts about the borrower's ability to repay. There are no other interest-bearing assets that would be subject to disclosure as either non-performing or impaired if such interest-bearing assets were loans. To management's knowledge, no concentration of loans to borrowers engaged in similar activities exceeds 10% of total loans.

The following table sets forth certain information with respect to TFB's non-accrual, restructured and past due loans, as well as foreclosed assets, for the periods indicated:

NON-PERFORMING ASSETS AND LOANS CONTRACTUALLY PAST DUE
(In Thousands)

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Nonaccrual loans	$ 850	$ 913	$ 121	$ 125	$ 666
Restructured loans	-	-	-	-	-
Other real estate owned	-	-	-	-	57
Total Non-Performing Assets	$ 850	$ 913	$ 121	$ 125	$ 723
Loans past due 90 days accruing interest	$ 244	$ 541	$ 800	$ 170	$ 951
Allowance for loan losses to total loans at period end	1.34%	1.36%	1.27%	1.24%	1.13%
Non-performing assets to period end loans and other real estate owned	0.39%	0.43%	0.06%	0.07%	0.44%

Potential Problem Loans: At December 31, 2002, Management is not aware of any significant problem loans not included in table.

SUMMARY OF LOAN LOSS EXPERIENCE

ANALYSIS OF LOAN LOSS EXPERIENCE. The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and current economic conditions. Management periodically reviews the loan portfolio to determine probable credit losses related to specifically identified loans as well as credit losses inherent in the remainder of the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowances relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance remains subject to change.

Additions to the allowance for loan losses, recorded as the provision for loan losses on Bankshares' statements of income, are made monthly to maintain the allowance at an appropriate level based on management's analysis of the inherent risk in the loan portfolio. The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan-loss experience, the amount of loan losses actually charged off or recovered during a given period and current national and local economic conditions.

At December 31, 2002, 2001, 2000, 1999, and 1998 the allowance for loan losses was $2.9 million, $2.9 million, $2.6 million, $2.3 million, and $1.9 million, respectively.

CAPITAL RESOURCES AND LIQUIDITY

Shareholders' equity totaled $26.4 million at December 31, 2002 compared with $24.2 million at December 31, 2001. The amount of equity reflects management's desire to increase shareholders' return on equity by managing the growth in equity. During the first quarter of 1998, Bankshares initiated a Dutch auction self-tender offer to repurchase shares directly from shareholders. As a result of this action, Bankshares repurchased 120,476 shares, as adjusted for stock splits, or 3.2% of shares outstanding on December 31, 1998, for $1.2 million. In addition to the Dutch Auction, Bankshares initiated an open market buyback program in 1998, through which it repurchased, adjusted for stock splits, an additional 30,000 shares at a cost of $0.3 million in 1998; 136,426 shares at a cost of $1.3 million in 1999; 126,240 shares at a cost of $1.1 million in 2000; 77,916 shares at a cost of $0.9 million in 2001; and 77,394 shares at a cost of $1.1 million in 2002.

The securities portfolio valuation account increased its unrealized gain after tax to $670,000 at December 31, 2002 compared to an unrealized gain of $227,000 at December 31, 2001.

As discussed above under "Comparison of December 31, 2002 and December 31, 2001 Financial Condition," on March 26, 2002, Bankshares established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of Bankshares together do not exceed 25% of Tier 1 capital.

As discussed above under "Government Supervision and Regulation," banking regulations have established minimum capital requirements for financial institutions, including risk-based capital ratios and leveraged ratios. As of December 31, 2002, the appropriate regulatory authorities have categorized Bankshares and TFB as "well capitalized."

The primary sources of funds are deposits, repayment of loans, maturities of investments, funds provided from operations and advances from the FHLB of Atlanta. While scheduled repayments of loans and maturities of investment securities are predictable sources of funds, deposit flows and loan repayments are greatly influenced by the general level of interest rates, economic conditions and competition. TFB uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. Management monitors projected liquidity needs and determines the desirable funding level based in part on TFB's commitments to make loans and management's assessment of TFB's ability to generate funds.

Cash and amounts due from depository institutions and federal funds sold totaled $24.9 million at December 31, 2002 compared with $30.2 million at December 31, 2001. These assets provide the primary source of liquidity for TFB. In addition, management has designated the entire investment portfolio, approximately $71.7 million, as available for sale, and has an available line of credit with the FHLB of Atlanta with a borrowing limit of approximately $49.4 million at December 31, 2002 to provide additional sources of liquidity. At December 31, 2002, $15.0 million of the FHLB of Atlanta line of credit was in use.

CERTAIN STATISTICAL INFORMATION

The following table sets forth information relating to Bankshares' average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields and rates paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

AVERAGE BALANCES, INCOME AND EXPENSES, AND AVERAGE YIELDS AND RATES
(In Thousands)

	2002			2001			2000		
	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate
ASSETS:									
Loans									
Taxable	$ 208,726	$ 16,863	8.08%	$ 202,854	$ 17,330	8.54%	$ 188,935	$ 16,357	8.66%
Tax-exempt (1)	6,128	509	8.31%	4,969	436	8.77%	4,257	345	8.11%
Nonaccrual	889	-		980	-		219	-	
Total loans	215,743	17,372	8.05%	208,803	17,766	8.51%	193,411	16,702	8.64%
Securities									
Taxable	48,768	1,990	4.08%	23,569	1,334	5.66%	14,209	841	5.92%
Tax-exempt (1)	2,364	164	6.94%	3,288	235	7.13%	2,651	184	6.95%
Total securities	51,132	2,154	4.21%	26,857	1,569	5.84%	16,860	1,025	6.08%
Deposits in banks	174	3	1.72%	91	3	3.16%	105	5	5.02%
Federal funds sold	12,489	197	1.58%	18,839	676	3.59%	7,331	450	6.14%
Total earning assets	279,538	19,726	7.06%	254,590	20,014	7.86%	217,707	18,182	8.35%
Less: Reserve for loan losses	(2,957)			(2,778)			(2,569)		
Cash and due from banks	16,563			11,917			9,846		
Bank premises and equipment, net	6,532			5,621			5,464		
Other assets	4,258			4,355			4,548		
Total Assets	$ 303,934			$ 273,705			$ 234,996		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Deposits									
Demand deposits	$ 51,016	-		$ 43,628	-		$ 37,123	-	
Interest-bearing deposits									
NOW accounts	46,403	165	0.36%	39,980	262	0.66%	37,201	415	1.12%
Money market accounts	53,348	932	1.75%	36,307	1,049	2.89%	34,969	1,185	3.39%
Savings accounts	37,833	439	1.16%	32,137	695	2.16%	32,869	881	2.68%
Time deposits	70,179	2,671	3.81%	76,469	4,256	5.57%	53,001	2,707	5.11%
Total interest-bearing deposits	207,763	4,207	2.02%	184,893	,262	3.39%	158,040	5,188	3.28%
Federal Home Loan Bank advances	15,000	705	4.70%	18,874	957	5.07%	15,022	896	5.96%
Capital securities of subsidiary trust	3,079	170	5.52%	-	-		-	-	
Total interest-bearing liabilities	225,842	5,082	2.25%	203,767	7,220	3.54%	173,062	6,084	3.52%
Other liabilities	2,112			2,445			2,899		
Shareholders' equity	24,964			23,865			21,912		
Total Liabilities & Shareholders' Equity	$ 303,934			$ 273,705			$ 234,996		
Net interest spread		$ 14,644	4.81%		$ 12,794	4.32%		$ 12,098	4.83%
Interest expense as a percent of average earning assets			1.82%			2.84%			2.79%
Net interest margin			5.24%			5.02%			5.56%

(1) Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 34%.

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense of Bankshares for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); and changes in rates (change in rate multiplied by old volume). Changes in rate-volume, which cannot be separately identified, are allocated proportionately between changes in rate and changes in volume.

RATE/VOLUME VARIANCE
(In Thousands)

	2002 Compared to 2001			2001 Compared to 2000		
	Change	Due to Volume	Due to Rate	Change	Due to Volume	Due to Rate
INTEREST INCOME:						
Loans; taxable	$ (467)	$ 543	$ (1,010)	$ 973	$ 1,205	$ 232
Loans; tax-exempt	73	94	(21)	91	58	33
Securities; taxable	656	888	(232)	493	554	(61)
Securities; tax-exempt	(71)	(64)	(7)	51	44	7
Deposits in banks	-	-	-	(2)	(1)	(1)
Federal funds sold	(479)	(180)	(299)	226	706	(480)
Total Interest Income	(288)	1,281	(1,569)	1,832	2,566	(734)
INTEREST EXPENSE:						
NOW accounts	(97)	53	(150)	(153)	31	(184)
Money market accounts	(117)	(733)	616	(136)	45	(181)
Savings accounts	(256)	159	(415)	(186)	(20)	(166)
Time deposits	(1,585)	(327)	(1,258)	1,549	1,199	350
Federal Home Loan Bank Advances	(252)	(186)	(66)	61	230	(169)
Capital securities of subsidiary trust	170	170	-	-	-	-
Total Interest Expense	(2,137)	(864)	(1,273)	1,135	1,485	(350)
Net Interest Income	$ 1,849	$ 2,145	$ (296)	$ 697	$ 1,081	$ (384)

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of Bankshares and TFB are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on our performance than inflation does. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on Bankshares, see "Recent Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements contained herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

An important component of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income and economic value of equity from a change in market interest rates. TFB is subject to interest rate sensitivity to the degree that its interest-earning assets mature or reprice at different time intervals than its interest-bearing liabilities. However, TFB is not subject to the other major categories of market risk such as foreign currency exchange rate risk or commodity price risk.

TFB uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods. Management believes that rate risk is best measured by simulation modeling.

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity under varying market rate assumptions.

TFB monitors exposure to instantaneous changes in rates of up to 200 basis points up or down over a rolling 12-month period. TFB's policy limit for the maximum negative impact on net interest income and change in equity from instantaneous changes in interest rates of 200 basis points over 12 months is 15% and 20%, respectively. Management has maintained a risk position well within these guideline levels during 2002.

The following tables present TFB's market value changes in equity under various rate scenarios as of December 31, 2002 and 2001.

MARKET RISK

2002 (Dollars in thousands)	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.00%	$ -	$ 4,900	$ 4,900	$ 4,900	$ -	0.00%
Securities	5.87%	4,226	76,176	71,950	67,772	(4,178)	-5.81%
Loans receivable	6.91%	14,883	230,279	215,396	206,983	(8,413)	-3.91%
Total rate sensitive assets	6.54%	19,109	311,355	292,246	279,655	(12,591)	-4.31%
Other assets	0.00%	-	30,952	30,952	30,952	-	0.00%
Total Assets	5.91%	$ 19,109	$ 342,307	$ 323,198	$ 310,607	$ (12,591)	-3.90%
Demand deposits	5.53%	$ 3,051	$ 58,226	$ 55,175	$ 52,405	$ (2,770)	-5.02%
Rate-bearing deposits	3.74%	7,655	212,502	204,847	197,882	(6,965)	-3.40%
Borrowed funds	14.03%	2,856	23,215	20,359	17,902	(2,457)	-12.07%
Other liabilities	0.00%	-	2,400	2,400	2,400	-	0.00%
Total liabilities	4.80%	13,562	296,343	282,781	270,589	(12,192)	-4.31%
Present value equity	13.72%	5,547	45,964	40,417	40,018	(399)	-0.99%
Total Liabilities and Equity	5.91%	$ 19,109	$ 342,307	$ 323,198	$ 310,607	$ (12,591)	-3.90%

2001 (Dollars in thousands)	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.00%	$ -	$ 15,421	$ 15,421	$ 15,419	$ (2)	-0.01%
Securities	8.83%	3,257	40,165	36,908	34,796	(2,112)	-5.72%
Loans receivable	4.94%	10,549	224,237	213,688	203,739	(9,949)	-4.66%
Total rate sensitive assets	5.19%	13,806	279,823	266,017	253,954	(12,063)	-4.53%
Other assets	0.00%	-	24,801	24,801	24,801	-	0.00%
Total Assets	4.75%	$ 13,806	$ 304,624	$ 290,818	$ 278,755	$ (12,063)	-4.15%
Demand deposits	4.06%	$ 1,877	$ 48,152	$ 46,275	$ 43,528	$ (2,747)	-5.94%
Rate-bearing deposits	3.27%	6,458	204,005	197,547	190,242	(7,305)	-3.70%
Borrowed funds	3.01%	454	15,514	15,060	14,620	(440)	-2.92%
Other liabilities	0.00%	-	2,791	2,791	2,791	-	0.00%
Total liabilities	3.36%	8,789	270,462	261,673	251,181	(10,492)	-4.01%
Present value equity	17.21%	5,017	34,162	29,145	27,574	(1,571)	-5.39%
Total Liabilities and Equity	4.75%	$ 13,806	$ 304,624	$ 290,818	$ 278,755	$ (12,063)	-4.15%



C. Hunton Tiffany
Chairman of the Board
President



John B. Adams, Jr.



Randy Ferrell



Alex G. Green, Jr.



Stanley C. Haworth



Douglas C. Larson



C. H. Lawrence, Jr.


D. Harcourt Lees, Jr.


Randolph T. Minter


Brian S. Montgomery


H. P. Neale


Pat H. Nevill


John J. Norman, Jr.


Henry M. Ross


H. Frances Stringfellow



Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Directors of
Fauquier Bankshares, Inc. and Subsidiaries
Warrenton, Virginia

We have audited the accompanying consolidated balance sheets of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 10, 2003

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2002 and 2001

Assets	**2002**	**2001**
Cash and due from banks	$ 19,824,120	$ 14,408,495
Interest-bearing deposits in other banks	212,960	352,536
Federal funds sold	4,900,000	15,421,000
Securities, at fair value	71,736,633	36,907,864
Loans, net of allowance for loan losses of $2,909,607 in 2002 and $2,856,743 in 2001	213,697,948	207,452,738
Bank premises and equipment, net	6,468,205	6,335,708
Accrued interest receivable	1,739,638	1,590,282
Other assets	2,919,978	2,733,384
Total assets	$ 321,499,482	$ 285,202,007
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 60,181,808	$ 50,659,242
Interest-bearing	213,486,663	193,087,800
Total deposits	273,668,471	243,747,042
Federal Home Loan Bank advances	15,000,000	15,000,000
Company-obligated mandatorily redeemable capital securities	4,000,000	- -
Dividends payable	363,447	318,356
Other liabilities	2,036,399	1,979,210
Commitments and contingent liabilities	- -	- -
Total liabilities	295,068,317	261,044,608
Shareholders' Equity		
Common stock, par value, $3.13 per share; 8,000,000 shares authorized; issued and outstanding, 2002, 3,304,066 shares; 2001, 1,675,559 shares	10,341,726	5,244,500
Retained earnings	15,419,307	18,685,761
Accumulated other comprehensive income	670,132	227,138
Total shareholders' equity	26,431,165	24,157,399
Total liabilities and shareholders' equity	$ 321,499,482	$ 285,202,007

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

For Each of the Three Years in the Period Ended December 31, 2002

	2002	2001	2000
Interest and Dividend Income			
Interest and fees on loans	$ 17,198,498	$ 17,617,424	$ 16,584,470
Interest on investment securities:			
Taxable interest income	- -	- -	142,788
Interest income exempt from federal income taxes	- -	- -	103,808
Interest and dividends on securities available for sale:			
Taxable interest income	1,795,511	1,174,762	539,331
Interest income exempt from federal income taxes	108,218	154,816	17,778
Dividends	194,587	159,089	158,761
Interest on federal funds sold	196,643	675,574	450,492
Interest on deposits in other banks	2,571	2,864	5,251
Total interest and dividend income	19,496,028	19,784,529	18,002,679
Interest Expense			
Interest on deposits	4,206,623	6,263,296	5,188,371
Distribution on capital securities of subsidiary trust	170,379	- -	- -
Interest on Federal Home Loan Bank advances	705,160	957,414	895,984
Total interest expense	5,082,162	7,220,710	6,084,355
Net interest income	14,413,866	12,563,819	11,918,324
Provision for loan losses	346,250	350,000	457,498
Net interest income after provision for loan losses	14,067,616	12,213,819	11,460,826
Noninterest Income			
Wealth management income	694,442	704,681	598,520
Service charges on deposit accounts	2,131,445	1,711,222	1,483,245
Other service charges, commissions and fees	978,626	824,783	750,845
Non-loan charge-off recovery	- -	542,320	- -
Gain (loss) on securities available for sale	33,914	- -	(110,830)
Other operating income	62,042	53,090	8,969
Total noninterest income	3,900,469	3,836,096	2,730,749
Noninterest Expenses			
Salaries and employees' benefits	5,884,134	4,851,413	4,108,482
Net occupancy expense of premises	731,333	591,730	467,111
Furniture and equipment	1,049,280	861,427	834,915
Other operating expenses	4,631,779	4,633,130	4,254,838
Total noninterest expenses	12,296,526	10,937,700	9,665,346
Income before income taxes	5,671,559	5,112,215	4,526,229
Income tax expense	1,741,743	1,596,781	1,429,601
Net income	$ 3,929,816	$ 3,515,434	$ 3,096,628

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Continued)

For Each of the Three Years in the Period Ended December 31, 2002

	2002	2001	2000
Earnings per share, basic	$ 1.18	$ 1.03	$ 0.88
Earnings per share, assuming dilution	$ 1.14	$ 1.01	$ 0.88

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Each of the Three Years in the Period Ended December 31, 2002

	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 3,929,816	$ 3,515,434	$ 3,096,628
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	941,787	747,886	747,145
Provision for loan losses	346,250	350,000	457,498
Deferred tax (benefit)	(123,229)	(77,080)	(156,891)
(Gain) loss on securities available for sale	(33,914)	- -	110,830
(Gain) loss on other real estate	- -	- -	(7,739)
(Gain) on sale of premises and equipment	(7,006)	(65)	(1,230)
Tax benefit of nonqualified options exercised	(17,114)	- -	- -
Amortization of security premiums and (accretion) of discounts, net	487,583	93,021	(63,001)
Changes in assets and liabilities:			
(Increase) in other assets	(423,816)	(223,769)	(1,078,253)
Increase (decrease) in other liabilities	57,189	(62,348)	576,732
Net cash provided by operating activities	5,157,546	4,343,079	3,681,719
Cash Flows from Investing Activities			
Proceeds from sale of securities available for sale	1,033,650	- -	826,979
Proceeds from maturities, calls and principal payments of investment securities	- -	- -	1,401,804
Proceeds from maturities, calls and principal payments of securities available for sale	22,614,625	11,960,187	2,422,512
Purchase of securities available for sale	(58,259,510)	(31,531,332)	(2,447,894)
Proceeds from sale of premises and equipment	7,006	65	1,230
Proceeds from sale of other real estate owned	- -	- -	355,561
Purchase of premises and equipment	(1,074,284)	(1,826,406)	(410,085)
Purchase of other investment	- -	- -	(749,000)
Improvements to other real estate owned	- -	- -	(2,774)
Net (increase) in loans	(6,591,460)	(9,923,858)	(17,178,114)
Net cash (used in) investing activities	(42,269,973)	(31,321,344)	(15,779,781)
Cash Flows from Financing Activities			
Net increase (decrease) in demand deposits, NOW accounts and saving accounts	28,437,904	36,585,184	(2,582,805)
Net increase (decrease) in certificates of deposit	1,483,525	(4,941,401)	27,413,390
Proceeds from issuance of capital securities	4,000,000	- -	- -
Federal Home Loan Bank advances	- -	10,000,000	- -
Federal Home Loan Bank principal repayments	- -	(8,000,000)	(10,000,000)
Cash dividends paid	(1,310,949)	(1,194,739)	(1,092,198)
Issuance of common stock	307,520	28,309	22,932
Acquisition of common stock	(1,050,524)	(895,941)	(1,069,839)
Net cash provided by financing activities	31,867,476	31,581,412	12,691,480
Increase (decrease) in cash and cash equivalents	(5,244,951)	4,603,147	593,418
Cash and Cash Equivalents			
Beginning	30,182,031	25,578,884	24,985,466
Ending	$ 24,937,080	$ 30,182,031	$ 25,578,884

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Continued)
For Each of the Three Years in the Period Ended December 31, 2002

	2002	2001	2000
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 5,220,286	$ 7,371,938	$ 5,704,615
Income taxes	$ 1,709,500	$ 1,872,500	$ 1,467,000
Supplemental Disclosures of Noncash Investing Activities			
Other real estate acquired in settlement of loans	$ - -	$ - -	$ 345,048
Unrealized gain (loss) on securities available for sale, net	$ 671,202	$ 473,759	$ 427,822
Transfer of securities from held to maturity to available for sale	$ - -	$ 3,980,765	$ - -

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

For Each of the Three Years in the Period Ended December 31, 2002

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 1999	$ 5,552,736	$ --	$ 16,019,525	$ (367,906)		$ 21,204,355
Comprehensive income:						
Net income	--	--	3,096,628	--	$ 3,096,628	3,096,628
Other comprehensive income net of tax:						
Unrealized holding gains on securities available for sale, net of deferred income taxes of $107,777					209,215	
Add reclassification adjustment net of income tax benefit of $37,682					73,148	
Other comprehensive income, net of tax	--	--	--	282,363	282,363	282,363
Total comprehensive income	--	--	--	--	$ 3,378,991	--
Cash dividends	--	--	(1,117,500)	--		(1,117,500)
Acquisition of 63,120 shares of common stock	(197,566)	--	(872,273)	--		(1,069,839)
Issuance of common stock	3,988	--	18,944	--		22,932
Balance, December 31, 2000	5,359,158	--	17,145,324	(85,543)		22,418,939
Comprehensive income:						
Net income	--	--	3,515,434	--	$ 3,515,434	3,515,434
Other comprehensive income net of tax:						
Unrealized holding gains on securities available for sale, net of deferred income taxes of $161,078	--	--	--	312,681	312,681	312,681
Total comprehensive income					$ 3,828,115	--
Cash dividends	--	--	(1,222,023)	--		(1,222,023)
Acquisition of 38,958 shares of common stock	(121,938)	--	(774,003)	--		(895,941)
Issuance of common stock	4,150	--	15,409	--		19,559
Exercise of stock options	3,130	--	5,620	--		8,750
Balance, December 31, 2001	5,244,500	--	18,685,761	227,138		24,157,399
Comprehensive income:						
Net income	--	--	3,929,816	--	$ 3,929,816	3,929,816
Other comprehensive income net of tax:						
Unrealized holding gains on securities available for sale, net of deferred income taxes of $239,740					465,377	
Less reclassification adjustment, net of income tax expense of $11,531					(22,383)	
Other comprehensive income, net of tax	--	--	--	442,994	442,994	442,994
Total comprehensive income	--	--	--	--	$ 4,372,810	--
100% stock dividend	5,185,020	--	(5,185,020)	--		--
Cash dividends	--	--	(1,356,040)	--		(1,356,040)
Acquisition of 54,259 shares of common stock	(169,832)	--	(880,692)	--		(1,050,524)
Issuance of common stock	5,547	--	37,424	--		42,971
Exercise of stock options	76,491	--	188,058	--		264,549
Balance, December 31, 2002	$ 10,341,726	$ --	$ 15,419,307	$ 670,132		$ 26,431,165

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
For Each of the Three Years in the Period Ended December 31, 2002

Note 1. Nature of Banking Activities and Significant Accounting Policies

Fauquier Bankshares, Inc. and subsidiaries (the Corporation) grant commercial, financial, agricultural, residential and consumer loans to customers in Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers.

The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to the reporting guidelines prescribed by regulatory authorities. The following is a description of the more significant of those policies and practices.

Principles of Consolidation

The consolidated financial statements include the accounts of Fauquier Bankshares, Inc. and its wholly-owned subsidiaries, The Fauquier Bank, of which Fauquier Bank Services, Inc. is its sole subsidiary and Fauquier Statutory Trust I. In consolidation, significant intercompany accounts and transactions have been eliminated.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Corporation, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial and residential mortgage loans. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Corporation's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Installment loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses has three basic components: the specific allowance, the formula allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record; the prospects for support from financial guarantors; and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Additionally, the migration of historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered.

The formula allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including one-to-four family mortgage loans, installment loans, other consumer loans, as well as outstanding loan commitments. Also, a formula allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not allocated a specific allowance upon their review. The formula allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical and peer group delinquency and credit loss experience, together with analyses that reflect current trends and conditions. Trends and changes in the volume and term of loans, changes in the credit process and/or lending policies and procedures, and an evaluation of overall credit quality are considered. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since the history is regularly updated with the most recent loss information, the errors that might otherwise occur are mitigated.

The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. In addition, an unallocated reserve is maintained to recognize the imprecision in estimating and measuring inherent losses on individual loans or pools of loans.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the accelerated and straight-line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Defined Benefit Plan

The Corporation has a pension plan for its employees. Benefits are generally based upon years of service and the employees' compensation. The Corporation's policy is to fund the maximum allowable contribution in accordance with the funding provisions of the Employee Retirement Act.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury method.

Stock-Based Compensation

At December 31, 2002, the Corporation has a stock-based compensation plan, which is described more fully in Note 12. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share for the Corporation had the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based compensation.

	December 31,		
	2002	2001	2000
Net income , as reported	$ 3,929,816	$ 3,515,434	$ 3,096,628
Deduct: total stock-based employee compensation expense determined based on fair value method of awards, net of tax	(296,042)	(238,520)	(187,882)
Pro forma net income	$ 3,633,774	$ 3,276,914	$ 2,908,746
Earnings per share:			
Basic - as reported	$ 1.18	$ 1.03	$ 0.88
Basic - pro forma	$ 1.10	$ 0.96	$ 0.83
Diluted - as reported	$ 1.14	$ 1.01	$ 0.88
Diluted - pro forma	$ 1.05	$ 0.94	$ 0.82

Wealth Management Services Division

Securities and other property held by the Wealth Management Services Division in a fiduciary or agency capacity are not assets of the Corporation and are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Advertising

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses of $356,830, $262,886 and $258,997 were incurred in 2002, 2001 and 2000, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others," to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on the Corporation's consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement 145, "Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The amendment to Statement 13 eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.

In June 2002, the Financial Accounting Standards Board issued Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recognition of a liability, when incurred, for costs associated with an exit or disposal activity. The liability should be measured at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002.

Effective January 1, 2002, the Corporation adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets." Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, Statement 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. Branch acquisition transactions were outside the scope of the Statement and therefore any intangible asset arising from such transactions remained subject to amortization over their estimated useful life.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." The Statement amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of Statement No. 141, "Business Combinations," and Statement No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of the Statement do not apply to transactions between two or more mutual enterprises. In addition, the Statement amends Statement No. 144, "Accounting for the Impairment of Long-Lived Assets," to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

The adoption of Statement No. 145, 146 and 147 did not have a material impact on the Corporation's consolidated financial statements.

The Financial Accounting Standards Board issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement No. 123," in December 2002. The Statement amends Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about the effects of stock options in interim financial information. The amendments to Statement No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The amendments to APB No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Early application is encouraged for both amendments. The Corporation continues to record stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and has not adopted the alternative methods allowable under Statement No. 148.

Note 2. Securities

The amortized cost of securities available for sale, with unrealized gains and losses follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$ 58,108,435	$ 852,327	$ (3,999)	$ 58,956,763
Obligations of states and political subdivisions	1,648,749	71,974	- -	1,720,723
Corporate bonds	4,259,676	101,505	- -	4,361,181
Mutual Funds	5,066,023	1,043	- -	5,067,066
Restricted investments:				
Federal Home Loan Bank stock	1,028,900	- -	- -	1,028,900
Federal Reserve Bank stock	72,000	- -	- -	72,000
Community Bankers' Bank stock	50,000	- -	- -	50,000
FHLMC preferred stock	487,500	- -	(7,500)	480,000
	$ 70,721,283	$ 1,026,849	$ (11,499)	$ 71,736,633

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$ 26,680,369	$ 202,404	$ (38,948)	$ 26,843,825
Obligations of states and political subdivisions	3,043,644	59,399	- -	3,103,043
Corporate bonds	5,080,203	148,793	- -	5,228,996
Restricted investments:				
Federal Home Loan Bank stock	1,150,000	- -	- -	1,150,000
Federal Reserve Bank stock	72,000	- -	- -	72,000
Community Bankers' Bank stock	50,000	- -	- -	50,000
FHLMC preferred stock	487,500	- -	(27,500)	460,000
	$ 36,563,716	$ 410,596	$ (66,448)	$ 36,907,864

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

For the years ended December 31, 2002 and 2000, proceeds from sales of securities available for sale amounted to $1,033,650 and $826,979, respectively. Gross realized gains (losses) amounted to $33,914 and $(110,830). The tax expense (benefit) applicable to this net realized loss amounted to $11,531 and $(37,682). There were no sales of securities available for sale for the year ended December 31, 2001.

	2002	
	Amortized Cost	Fair Value
Due in one year or less	$ 8,640,976	$ 8,708,602
Due after one year through five years	13,601,217	13,955,199
Due after five years through ten years	9,831,625	9,958,177
Due after ten years	37,009,065	37,483,755
Equity securities	1,638,400	1,630,900
	$ 70,721,283	$ 71,736,633

In accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Corporation transferred all held to maturity securities to the available for sale category on January 1, 2001.

The carrying value of securities pledged to secure deposits and for other purposes amounted to $7,023,657 and $6,281,107 at December 31, 2002 and 2001, respectively.

Note 3. Loans

A summary of the balances of loans follows:

	December 31,	
	2002	2001
	(Dollars in Thousands)	
Mortgage loans on real estate:		
Construction	$ 10,685	$ 16,851
Secured by farmland	2,416	2,220
Secured by 1 to 4 family residential	76,646	72,692
Other real estate loans	62,030	62,845
Commercial and industrial loans (except those secured by real estate)	20,386	15,154
Consumer installment loans	35,397	34,640
All other loans	9,186	5,962
Total loans	216,746	210,364
Less: Unearned income	138	54
Allowance for loan losses	2,910	2,857
Net loans	$ 213,698	$ 207,453

Note 4. Allowance for Loan Losses

Analysis of the allowance for loan losses follows:

	2002	2001	2000
Balance at beginning of year	$ 2,856,743	$ 2,554,033	$ 2,284,348
Provision charged to operating expense	346,250	350,000	457,498
Recoveries added to the allowance	47,918	230,310	254,698
Loan losses charged to the allowance	(341,304)	(277,600)	(442,511)
Balance at end of year	$ 2,909,607	$ 2,856,743	$ 2,554,033

Information about impaired loans is as follows:

	2002	2001
Impaired loans for which an allowance has been provided	$ 686,113	$ 776,755
Impaired loans for which no allowance has been provided	--	--
Total impaired loans	$ 686,113	$ 776,755
Allowance provided for impaired loans, included in the allowance for loan losses	$ 102,000	$ 200,000

	2002	2001	2000
Average balance in impaired loans	$ 855,926	$ 843,586	$ 12,804
Interest income recognized	$ --	$ --	$ --

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $163,406, $136,134 and $121,057 at December 31, 2002, 2001 and 2000, respectively. If interest on these loans had been accrued, such income would have approximated $6,938, $4,066 and $3,509 for 2002, 2001 and 2000, respectively.

Note 5. Related Party Transactions

In the ordinary course of business, the Corporation has granted loans to executive officers, directors, their immediate families and affiliated companies in which they are principal shareholders, which amounted to $2,217,571 at December 31, 2002 and $4,652,519 at December 31, 2001. During 2002, total principal additions were $873,258 and total principal payments were $3,308,206.

Note 6. Bank Premises and Equipment, Net

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2002	2001
Land	$ 864,667	$ 864,667
Buildings and improvements	6,397,628	6,186,054
Furniture and equipment	8,037,305	7,063,646
Leasehold improvements	281,363	273,817
Construction in progress	101,940	259,976
	15,682,903	14,648,160
Less accumulated depreciation and amortization	9,214,698	8,312,452
	$ 6,468,205	$ 6,335,708

Depreciation and amortization charged to operations totaled $941,787, $747,886 and $747,145 in 2002, 2001 and 2000, respectively.

Note 7. Deposits

The aggregate amount of time deposits, in denominations of $100,000 or more at December 31, 2002 and 2001 was $23,025,164 and $21,462,537, respectively.

At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003	$ 40,008,209
2004	13,687,597
2005	11,121,051
2006	1,048,028
2007	4,600,842
	$ 70,465,727

Overdraft demand deposits totaling $1,574,580 and $799,127 were reclassified to loans at December 31, 2002 and 2001, respectively.

Note 8. Employee Benefit Plans

The following tables provide a reconciliation of the changes in the defined benefit plan's obligations and fair value of assets over the three-year period ending December 31, 2002, computed as of October 1st of each respective year:

	2002	2001	2000
Change in Benefit Obligation			
Benefit obligation, beginning	$ 4,036,939	$ 3,736,910	$ 3,339,553
Service cost	270,440	215,762	178,513
Interest cost	300,755	278,253	248,451
Actuarial (gain) loss	714,662	(115,194)	40,973
Benefits paid	(145,491)	(78,792)	(70,580)
Benefit obligation, ending	$ 5,177,305	$ 4,036,939	$ 3,736,910
Change in Plan Assets			
Fair value of plan assets, beginning	$ 3,774,469	$ 4,470,263	$ 3,679,064
Actual return on plan assets	(379,381)	(914,910)	831,151
Employer contributions	433,036	297,908	30,628
Benefits paid	(145,491)	(78,792)	(70,580)
Fair value of plan assets, ending	$ 3,682,633	$ 3,774,469	$ 4,470,263
Funded status	$ (1,494,672)	$ (262,470)	$ 733,353
Unrecognized net actuarial (gain) loss	1,483,542	65,173	(1,170,638)
Unrecognized net obligation at transition	(170,803)	(189,782)	(208,761)
Unrecognized prior service cost	69,903	77,669	85,435
Accrued benefit cost included in other liabilities	$ (112,030)	$ (309,410)	$ (560,611)

The following table provides the components of net periodic benefit cost for the plan for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Components of Net Periodic Benefit Cost			
Service cost	$ 270,440	$ 215,762	$ 178,513
Interest cost	300,755	278,253	248,451
Expected return on plan assets	(324,326)	(399,914)	(328,706)
Amortization of prior service cost	7,766	7,766	7,766
Amortization of net obligation at transition	(18,979)	(18,979)	(18,979)
Recognized net actuarial gain	- -	(36,181)	(17,063)
Net periodic benefit cost	$ 235,656	$ 46,707	$ 69,982

The assumptions used in the measurement of the Corporation's benefit obligation are shown in the following table:

	2002	2001	2000
Weighted-Average Assumptions as of December 31			
Discount rate	7.0%	7.5%	7.5%
Expected return on plan assets	9.0%	9.0%	9.0%
Rate of compensation increase	5.0%	5.0%	5.0%

The Corporation has a defined contribution retirement plan under Code Section 401(k) of the Internal Revenue Service covering employees who have completed 6 months of service and who are at least 18 years of age. Under the plan, a participant may contribute an amount up to 15% of their covered compensation for the year, subject to certain limitations. The Corporation may also make, but is not required to make, a discretionary matching contribution. The amount of this matching contribution, if any, is determined on an annual basis by the Board of Directors. The Corporation made contributions to the plan for the years ended December 31, 2002, 2001 and 2000 of $101,265, $74,880 and $72,922, respectively.

Note 9. Commitments and Contingent Liabilities

The Fauquier Bank has entered into three long-term banking facility leases. The first lease was entered into on January 31, 1999. The lease provides for an original five-year term with a renewal option for additional periods of five years on the Bank's Sudley Road, Manassas branch. Annual rent currently is $47,157.

The second lease for a branch office in Old Town Manassas was entered into on April 10, 2001. The lease provides for an original ten-year term with the right to renew for two additional ten-year periods beginning on June 1, 2001. Annual rent is $37,400 for the first five years and $40,700 annually commencing with the sixth year.

The third lease is for the accounting and finance department facility and was entered into on June 25, 2002. The lease has a term of five years beginning on August 1, 2002. Rent for the first year is $29,891 with annual increases on the anniversary date based on the CPI with a minimum increase of 3%.

Total rent expense was $105,072, $73,076 and $48,784 for 2002, 2001 and 2000, respectively, and was included in occupancy expense.

The following is a schedule by year of future minimum lease requirements required under the long-term noncancellable lease agreements:

2003	$ 114,830
2004	72,521
2005	69,517
2006	72,405
2007	60,330
Thereafter	139,059
Total	$ 528,662

As members of the Federal Reserve System, the Corporation's subsidiary bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2002 and 2001, the aggregate amounts of daily average required balances were approximately $12,146,000 and $8,300,000, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. The Corporation does not anticipate losses as a result of these transactions.

See Note 15 with respect to financial instruments with off-balance-sheet risk.

Note 10. Income Taxes

The components of the net deferred tax assets included in other assets are as follows:

	2002	2001	2000
Deferred tax assets:			
Allowance for loan losses	$ 855,440	$ 837,466	$ 734,545
Accrued pension obligation	38,090	105,826	190,114
Interest on nonaccrual loans	59,282	31,076	1,193
Accrued vacation	58,582	- -	- -
Securities available for sale	- -	- -	44,067
Other	20,101	11,329	- -
	1,031,495	985,697	969,919
Deferred tax liabilities:			
Securities available for Sale	345,219	117,011	- -
Other	463	35,518	1,711
Accumulated depreciation	175,402	217,778	268,820
	521,084	370,307	270,531
Net deferred tax assets	$ 510,411	$ 615,390	$ 699,388

Allocation of federal income taxes between current and deferred portions is as follows:

	Year Ended December 31,		
	2002	2001	2000
Current tax expense	$ 1,864,972	$ 1,673,861	$ 1,586,492
Deferred tax (benefit)	(123,229)	(77,080)	(156,891)
	$ 1,741,743	$ 1,596,781	$ 1,429,601

The reasons for the difference between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2002	2001	2000
Computed "expected" tax expense	$ 1,928,330	$ 1,738,153	$ 1,538,918
Decrease in income taxes resulting from:			
Tax-exempt interest income	(141,582)	(135,625)	(106,799)
Other	(45,005)	(5,747)	(2,518)
	$ 1,741,743	$ 1,596,781	$ 1,429,601

Note 11. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders. Weighted average number of shares for all periods reported has been restated to give effect to the 100% stock dividend in May 2002.

	2002		2001		2000	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	3,312,084	$ 1.18	3,406,866	$ 1.03	3,510,364	$ 0.88
Effect of dilutive securities, stock options	148,044		66,830		23,182	
Diluted earnings per share	3,460,128	$ 1.14	3,473,696	$ 1.01	3,533,546	$ 0.88

Options 98,560 shares of common stock were not included in computing diluted EPS in 2000, because their effects were antidilutive.

Note 12. Stock Option Plans

Omnibus Stock Ownership and Long-Term Incentive Plan

In 1998, the Corporation adopted an incentive stock option plan under which options may be granted to certain key employees for purchase of the Corporation's stock. The effective date of the plan was April 21, 1998 with a ten-year term. The plan reserves for issuance 400,000 shares of the Corporation's common stock. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however, for those individuals who own more than 10% of the stock of the Corporation, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and generally require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant. The plan was amended and restated effective January 1, 2000, to include non-employee directors and added an additional 180,000 shares to be available to directors. The plan provides for an annual issuance of 3,734 options to non-employee directors during their initial three-year term to achieve a total share holding of 11,200. The annual issuance of options to nonemployee directors subsequent to their initial three-year term requires Board action each year with a recommended level of 2,000 options per nonemployee director per year. The options granted under the Plan are not exercisable for six months from the date of grant except in the case of death or disability. Options that are not exercisable at the time a director's services on the Board terminates for reason other than death, disability or retirement in accordance with the Corporation's policy will be forfeited.

Director Compensation Plans

The Corporation maintains Nonemployee Director Stock Option Plans. Under the plan expiring in 1999, each director that was not an employee of the Corporation or its subsidiary received an option grant covering 2,240 shares of Corporation common stock on April 1 of each year during the five-year term of the plan. The first grant under the plan was made on May 1, 1995. The exercise price of awards was fixed at the fair market value of the shares on the date the option is granted. During the term of the plan, a total of 120,960 options for shares of common stock were granted. Effective January 1, 2000, the Omnibus Stock Ownership and Long-Term Incentive Plan for employees was amended and restated to include non-employee directors.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,		
	2002	2001	2000
Dividend yield	2.84%	2.76%	2.60%
Expected life	10 years	10 years	10 years
Expected volatility	30.82%	18.32%	18.38%
Risk-free interest rate	5.54%	5.11%	6.70%

A summary of the status of the Omnibus Stock Ownership and Long-Term Incentive is presented below:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	342,224	$ 8.22	259,632	$ 9.23	179,936	$ 9.97
Granted	52,130	12.85	84,592	8.07	79,696	8.13
Exercised	(26,798)	9.23	(2,000)	4.38	- -	- -
Outstanding at December 31	367,556	$ 8.78	342,224	$ 8.22	259,632	$ 9.23
Exercisable at end of year	233,778		190,562		140,694	
Weighted-average fair value per option of options granted during the year	$ 6.28		$ 3.11		$ 3.67	

The status of the options outstanding as of December 31, 2002 for the Omnibus Stock Ownership and Long-Term Incentive and Director Compensation Plans is as follows:

Contractual Life	Number Outstanding	Exercise Price	Number Exercisable	Exercise Price
2.33 years	13,440	$ 4.38	13,440	$ 4.38
3.25 years	22,400	5.06	22,400	5.06
4.25 years	22,400	6.25	22,400	6.25
5.25 years	22,400	10.00	22,400	10.00
5.66 years	14,132	10.50	14,132	10.50
6.25 years	24,640	9.75	24,640	9.75
6.66 years	31,726	9.50	31,726	9.50
7.6 years	79,696	8.13	28,694	8.13
8.88 years	84,592	8.07	28,214	8.07
9.08 years	26,398	12.70	- -	- -
9.08 years	25,732	13.00	25,732	13.00
	367,556	$ 8.78	233,778	$ 8.65

The Corporation also maintains a Director Deferred Compensation Plan (the "Deferred Compensation Plan"). This plan provides that any non-employee director of the Corporation or the Bank may elect to defer receipt of all or any portion of his or her compensation as a director. A participating director may elect to have amounts deferred under the Deferred Compensation Plan held in a deferred cash account, which is credited on a quarterly basis with interest equal to the highest rate offered by the Bank at the end of the preceding quarter. Alternatively, a participant may elect to have a deferred stock account in which deferred amounts are treated as if invested in the Corporation's common stock at the fair market value on the date of deferral. The value of a stock account will increase and decrease based upon the fair market value of an equivalent number of shares of common stock. In addition, the deferred amounts deemed invested in common stock will be credited with dividends on an equivalent number of shares. Amounts considered invested in the Corporation's common stock are paid, at the election of the director, either in cash or in whole shares of the common stock and cash in lieu of fractional shares. Directors may elect to receive amounts contributed to their respective accounts in one or up to five installments.

Note 13. Federal Home Loan Bank Advances

The Corporation's fixed-rate debt of $15,000,000 at December 31, 2002 matures through 2008. At December 31, 2002 and 2001, the interest rates ranged from 4.51 percent to 4.89 percent. At December 31, 2002 and 2001, the weighted average interest rate was 4.64 percent.

Advances on the line are secured by all of the Corporation's first lien loans on one-to-four unit single-family dwellings. As of December 31, 2002, the book value of these loans totaled approximately $70,584,000. The amount of the available credit is limited to seventy-five percent of qualifying collateral. Any borrowings in excess of the qualifying collateral requires pledging of additional assets.

The contractual maturities of Federal Home Loan Bank advances are as follows:

	December 31,	
	2002	2001
Due in 2006	$ 10,000,000	$ 10,000,000
Due in 2008	5,000,000	5,000,000
	$ 15,000,000	$ 15,000,000

An advance, dated October 1, 1998 with an outstanding balance of $5,000,000, has an imbedded call option that gives the Federal Home Loan Bank the option to call only on the five-year anniversary date. The remaining advance, dated May 10, 2001 with an outstanding balance of $10,000,000, has an imbedded call option that gives the Federal Home Loan Bank the option to call only on the two-year anniversary date.

Note 14. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2002, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $3,876,029.

Note 15. Financial Instruments With Off-Balance-Sheet Risk

The Corporation, through its banking subsidiary, is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2002	2001
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 42,101,041	$ 47,553,841
Standby letters of credit	$ 4,949,261	$ 6,102,463

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Short-Term Investments and Federal Funds Sold

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Receivables

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances

The fair values of the Corporation's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2002 and 2001, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

The estimated fair values of the Corporation's financial instruments are as follows:

	2002		2001	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(Thousands)		(Thousands)	
Financial assets:				
Cash and short-term investments	$ 20,037	$ 20,037	$ 14,761	$ 14,761
Federal funds sold	4,900	4,900	15,421	15,421
Securities	71,737	71,737	36,908	36,908
Loans, net	213,698	215,396	207,453	213,688
Accrued interest receivable	1,740	1,740	1,590	1,590
Financial liabilities:				
Deposits	$ 273,668	$ 273,631	$ 243,747	$ 245,174
FHLB advances	15,000	16,354	15,000	15,060
Company-obligated mandatorily redeemable capital securities	4,000	4,006	- -	- -
Accrued interest payable	417	417	558	558

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

Note 17. Other Operating Expenses

The principal components of "Other operating expenses" in the Consolidated Statements of Income are:

	2002	2001	2000
Advertising and business development	$ 415,165	$ 398,694	$ 381,204
Bank card	464,477	426,738	408,342
Data processing	858,614	719,820	644,911
Postage and supplies	387,825	385,291	253,206
Professional and consulting fees	616,826	700,086	855,637
Prepayment penalty on FHLB advance	- -	572,600	- -
Other (no items exceed 1% of total revenue)	1,888,872	1,429,901	1,711,538
	$ 4,631,779	$ 4,633,130	$ 4,254,838

Note 18. Concentration Risk

The Corporation maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is approximately $668,605 at December 31, 2002.

Note 19. Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and Subsidiary's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 32,254	15.5%	$ 16,639	8.0%	N/A	N/A
The Fauquier Bank	$ 32,182	15.5%	$ 16,630	8.0%	$ 20,788	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 29,652	14.3%	$ 8,319	4.0%	N/A	N/A
The Fauquier Bank	$ 29,580	14.2%	$ 8,315	4.0%	$ 12,473	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 29,652	9.4%	$ 12,684	4.0%	N/A	N/A
The Fauquier Bank	$ 29,580	9.3%	$ 12,680	4.0%	$ 15,851	5.0%
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 26,427	13.2%	$ 15,953	8.0%	N/A	N/A
The Fauquier Bank	$ 26,138	13.1%	$ 15,923	8.0%	$ 19,903	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 23,930	12.0%	$ 7,977	4.0%	N/A	N/A
The Fauquier Bank	$ 23,646	11.9%	$ 7,961	4.0%	$ 11,942	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 23,930	8.3%	$ 11,533	4.0%	N/A	N/A
The Fauquier Bank	$ 23,646	8.2%	$ 11,538	4.0%	$ 14,422	5.0%

Note 20. Company-Obligated Mandatorily Redeemable Capital Securities

On March 11, 2002, Fauquier Statutory Trust I, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On March 26, 2002, $4 million of trust preferred securities were issued through a pooled underwriting totaling approximately $564 million. The securities have a LIBOR-indexed floating rate of interest. During 2002, the interest rates ranged from 5.00% to 5.59%. At December 31, 2002 the weighted-average interest rate was 5.48%. The securities have a mandatory redemption date of March 26, 2032, and are subject to varying call provisions beginning March 27, 2007. The principal asset of the Trust is $4.1 million of the Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Corporation with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the Capital Securities.

Subject to certain exception and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 21. Parent Corporation Only Financial Statements

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2002 and 2001

	December 31,	
Assets	**2002**	**2001**
Cash on deposit with subsidiary bank	$ 246,995	$ 76,164
Investment in subsidiaries, at cost, plus equity in undistributed net income	30,369,777	23,872,648
Dividend receivable	363,447	318,356
Other assets	122,947	377,769
	$ 31,103,166	$ 24,644,937
Liabilities and Shareholders' Equity		
Liabilities		
Company-obligated mandatorily redeemable capital securities	4,120,000	$ - -
Dividend payable	363,447	318,356
Other liabilities	188,554	169,182
	4,672,001	487,538
Shareholders' Equity		
Common stock	10,341,726	5,244,500
Retained earnings, which are substantially undistributed earnings of subsidiaries	15,419,307	18,685,761
Accumulated other comprehensive income	670,132	227,138
	26,431,165	24,157,399
Total liabilities and shareholders' equity	$ 31,103,166	$ 24,644,937

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Statements of Income
For Each of the Three Years in the Period Ended December 31, 2002

	2002	2001	2000
Revenue,			
dividends from subsidiaries	$ 2,277,687	$ 2,530,732	$ 2,237,339
Expenses			
Interest expense	170,379	- -	- -
Legal and professional fees	101,073	28,624	35,613
Directors' fees	53,010	52,432	6,632
Miscellaneous	76,889	35,963	15,003
Total expenses	401,351	117,019	57,248
Income before income tax benefit and equity in undistributed net income of subsidiaries	1,876,336	2,413,713	2,180,091
Income tax (benefit)	(136,459)	(39,786)	(19,464)
Income before equity in undistributed net income of subsidiaries	2,012,795	2,453,499	2,199,555
Equity in undistributed net income of subsidiaries	1,917,021	1,061,935	897,073
Net income	$ 3,929,816	$ 3,515,434	$ 3,096,628

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Statements of Cash Flows
For Each of the Three Years in the Period Ended December 31, 2002

	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 3,929,816	$ 3,515,434	$ 3,096,628
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(1,917,021)	(1,061,935)	(897,074)
(Increase) in undistributed dividends receivable from subsidiaries	(45,091)	(27,284)	(25,302)
Tax benefit of nonqualified options exercised	(17,114)	- -	- -
(Increase) decrease in other assets	254,822	(377,769)	- -
Increase (decrease) in other liabilities	19,372	43,465	(25,910)
Net cash provided by operating activities	2,224,784	2,091,911	2,148,342
Cash Flows from Financing Activities			
Proceeds from issuance of capital securities	4,120,000	- -	- -
Contribution of capital to subsidiaries	(4,120,000)	- -	- -
Cash dividends paid	(1,310,949)	(1,194,739)	(1,092,198)
Issuance of common stock	307,520	28,309	22,932
Acquisition of common stock	(1,050,524)	(895,941)	(1,069,839)
Net cash (used in) financing activities	(2,053,953)	(2,062,371)	(2,139,105)
Increase in cash and cash equivalents	170,831	29,540	9,237
Cash and Cash Equivalents			
Beginning	76,164	46,624	37,387
Ending	$ 246,995	$ 76,164	$ 46,624

Fauquier Bankshares, Inc.
General Information

Executive Offices
10 Courthouse Square
PO Box 561
Warrenton, Va. 20188
www.fauquierbank.com

Annual Meeting
The 2003 Annual Meeting of Shareholders will be held at 11:00 a.m. on May 20, 2003 at The Fauquier Springs Country Club.

Stock Listing
Common shares of Fauquier Bankshares, Inc. are traded on the Nasdaq SmallCap Market under the symbol **FBSS.**

Quarterly Common Stock Prices and Dividends
The high and low price of The Fauquier Bankshares common stock for each quarter of 2001 and 2002 and the dividends paid per share are shown below.

	Market Price		
Quarter Ended	High	Low	Dividends Paid
2001			
March 31	8.88	7.38	.085
June 30	10.25	8.30	.085
Sept 30	12.00	10.03	.095
Dec 31	12.48	11.00	.095
2002			
March 31	13.50	12.06	.10
June 30	16.35	13.25	.10
Sept 30	15.10	13.91	.10
Dec 31	16.90	14.42	.11

Investor Information
To obtain financial information on Fauquier Bankshares, Inc. contact Eric P. Graap, Chief Financial Officer at (540) 349-0212, egraap@fauquierbank.com, or through the Internet at http://www.fauquierbank.com

Corporate Publications
Fauquier Bankshares, Inc. Annual Report and Form 10-K, Quarterly Reports and other corporate publications are available on request by writing or calling our Investor Relations Department at (540) 347-2700. The Securities and Exchange Commission (SEC) maintains a web site which contains reports, proxy and information statements pertaining to registrants which file electronically with the SEC, including Fauquier Bankshares, Inc. The SEC's web site address is http://www.sec.gov.

Stock Transfer Agent
Shareholders seeking help with a change of address, records or information about lost certificates or dividend checks should contact our transfer agent as follows:

Toy L. Pearson, Assistant Vice President
TFB Wealth Management Services
10 Courthouse Square
Warrenton, Virginia 20186
540-349-0234

TFB The Fauquier Bank

Making your financial life easier

10 Courthouse Square
Warrenton, Virginia 20186